FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached here to is incorporated here in by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 17 October 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 17 October 2019
3rd Quarter Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2019

Performance highlights

Underlying performance		GAAP measures
	vs 2018			vs 2018
Third quarter
Underlying sales growth (USG)(a)	2.9%	Turnover	€13.3bn	5.8%
Nine months
USG(a)	3.4%	Turnover	€39.3bn	1.5%
Quarterly dividend payable in December 2019 €0.4104 per share

(a)
Price growth in excess of 26% per year in hyperinflationary economies is not included in these amounts. See page 7 for more details.

Third quarter highlights

●
Underlying sales growth 2.9% with volume 1.4% and price 1.5%

●
Emerging markets underlying sales growth 5.1% with volume 2.2% and price 2.8%

●
Turnover increased 5.8% which included a positive impact of 2.3% from currency and 0.8% from acquisitions

Alan Jope: Chief Executive Officer statement

“We have maintained momentum in the quarter, with a good balance between volume and price. Emerging markets and Home Care have been the key growth drivers. We will step-up competitive top line performance through innovation and portfolio evolution to serve the faster growing geographies and channels.

We are committed to delivering superior long-term financial performance and balanced, compound growth of the top and bottom line through our sustainable business model. We are taking action to remain relevant to the consumer of the future, such as setting stretching goals on plastic use which we recently announced.

For the full year, we continue to expect underlying sales growth to be in the lower half of our multi-year 3-5% range, an improvement in underlying operating margin that keeps us on track for the 2020 target and another year of strong free cash flow.”

17 October 2019

THIRD QUARTER OPERATIONAL REVIEW: DIVISIONS

	Third Quarter 2019				Nine Months 2019
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*
	€bn	%	%	%	€bn	%	%	%
Unilever	13.3	2.9	1.4	1.5	39.3	3.4	1.3	2.1
Beauty & Personal Care	5.6	2.8	2.1	0.7	16.2	3.3	1.9	1.5
Home Care	2.7	5.4	3.2	2.1	8.1	7.0	2.9	4.0
Foods & Refreshment	5.0	1.7	(0.2)	1.9	15.0	1.5	(0.1)	1.7
* Wherever referenced in this announcement, USG and UPG do not include price growth in excess of 26% per year in hyperinflationary economies. See pages 5 - 7 for further details.

Our markets: In Europe and North America growth remained low. South East Asian markets continued to grow well, whilst growth in India softened further and China slowed a little. In Latin America the economic environment remains difficult.

Unilever overall performance: Underlying sales growth was 2.9% with 1.4% from volume and 1.5% from price. As previously announced, this included 30bps growth from price in hyperinflationary economies (see page 9). Emerging markets continued to grow well at 5.1% with strong growth across South East Asia. Growth in India remained stable and competitive in a slowing market. In Latin America, Brazil grew modestly against a strong comparator which included some recovery from the truckers’ strike. We also lapped a strong ice cream season in Europe.

Turnover increased 5.8% driven by sales growth, a positive impact from acquisitions net of disposals and a positive impact from currency.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 2.8%, with 2.1% from volume and 0.7% from price.

Deodorants performed well, with continued success from the roll out of the Rexona Clinical range, based on our new patented anti-perspirant technology. In skin care, innovations including Pond’s Glow Up cream, a hybrid product across skin care and makeup, saw good performance. Skin cleansing saw modest growth, with negative pricing as commodity prices remained weak. Growth in emerging markets was helped by activations such as the extension of Clear Men into skin cleansing in China. Competitive intensity remained high in hair care, in particular in the US and China where we continue to focus on innovating and increasing market activity. This includes developing on-trend new formats such as Love Beauty and Planet’s shampoo and conditioner bars, which cater to consumer demand for reduced packaging. Our prestige brands, such as Dermalogica, Hourglass and Living Proof, continue to perform well.

Home Care
Home Care underlying sales grew 5.4%, with 3.2% from volume and 2.1% from price.

Home and hygiene saw strong growth momentum, with hand dishwash a key driver both under the Sunlight brand and in white spaces like Brazil under the Brilhante brand and China under Omo. Cif surface cleaners grew double digit, helped by natural variants and new concentrated eco-refills which launched in Europe. Good growth in fabric sensations was driven by our strategy to trade up consumers through offering products with more benefits. In India we launched Love and Care, created for premium fabrics such as silk and fine cottons, and in China we launched Love Home and Planet which is performing well. Growth in fabric solutions was somewhat muted, impacted by a strong comparator due to some recovery from the Brazil truckers’ strike in 2018 and challenging conditions in Africa. We continue to focus on developing our markets, with liquid formats in emerging markets a key driver. Our clean and green brand Seventh Generation saw good performance across all channels.

Foods & Refreshment
Foods & Refreshment underlying sales grew 1.7%, with volumes down 0.2% and pricing of 1.9%.

The volume decline was driven by ice cream due to a strong comparator from particularly good weather in the prior year in Europe. Overall ice cream grew slightly, with an improved performance in the US. Tea saw modest growth driven by our ongoing focus on premium black tea, black tea in emerging markets and fruit and herbal variants. This growth was partially offset by subdued consumer demand for black tea in developed markets. Herbal brand Pukka grew well, while in India our efforts to develop the green tea market with new Lipton variants are driving share and penetration levels for the category.

We have returned dressings to competitive growth. Hellmann’s performed well and premium brand Sir Kensington’s grew strongly, with its mayonnaise offering supplemented by a new salad dressings range. In savoury, Knorr continues to modernise and develop offerings that cater to demand for more natural and convenient products, including the launch of wet soups in France.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2019				Nine Months 2019
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*
	€bn	%	%	%	€bn	%	%	%
Unilever	13.3	2.9	1.4	1.5	39.3	3.4	1.3	2.1
Asia/AMET/RUB	6.1	5.6	3.1	2.5	18.3	6.0	2.9	3.0
The Americas	4.2	1.5	(0.2)	1.8	12.2	2.5	(0.1)	2.6
Europe	3.0	(0.3)	0.5	(0.9)	8.8	(0.5)	-	(0.5)

	Third Quarter 2019				Nine Months 2019
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.8	5.1	2.2	2.8	23.4	6.1	2.4	3.6
Developed markets	5.5	(0.1)	0.3	(0.4)	15.9	(0.5)	(0.3)	(0.2)
North America	2.4	0.3	(0.3)	0.6	7.0	0.2	(0.5)	0.6
Latin America	1.8	3.2	(0.1)	3.2	5.2	5.6	0.3	5.3
* Wherever referenced in this announcement, USG and UPG do not include price growth in excess of 26% per year in hyperinflationary economies. See pages 5 - 7 for further details.

Asia/AMET/RUB
Underlying sales grew 5.6% with a balance between volume of 3.1% and price of 2.5%. Good growth in South East Asia was volume driven, with Indonesia, Vietnam and the Philippines performing strongly across all divisions. Despite a market slowdown in India, growth in South Asia was strong and ahead of markets. Turkey and the Middle East grew double digit, while Africa saw a difficult quarter in volatile economic conditions.

The Americas
Underlying sales growth in North America was positive, helped by price growth. Momentum improved in Foods & Refreshment as dressings returned to competitive growth. In Beauty and Personal Care skin care grew well although performance was held back by a decline in hair care. Seventh Generation and the e-commerce channel continue to perform strongly.

In Latin America underlying sales growth was 3.2%. Argentina and Venezuela remained hyperinflationary and price growth was capped in line with the new definition. Volume decline in Argentina slowed as we continue to outperform in difficult conditions. Momentum in Brazil improved with marginal growth against a comparator that included some truckers’ strike recovery.

Europe
Europe declined 0.3% with volumes up 0.5% and price down 0.9% in a retail environment that remains difficult. Eastern Europe grew well across all divisions and we saw good growth in Italy helped by purpose-led activations while the decline in Germany slowed. Ice cream volumes were down as we lapped very good weather in the previous year.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q3 2019 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share: Per Unilever PLC ordinary share: Per Unilever N.V. New York share: Per Unilever PLC American Depositary Receipt:	€ 0.4104 £ 0.3576 US$ 0.4516 US$ 0.4516

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 15 October 2019.

US dollar cheques for the quarterly interim dividend will be mailed on 4 December 2019 to holders of record at the close of business on 1 November 2019. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2019 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q3 2019 Dividend	17 October 2019	31 October 2019	1 November 2019	4 December 2019

SEGMENT INFORMATION - DIVISIONS
(unaudited)

Third Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2018	5,209	2,511	4,809	12,529
2019	5,574	2,704	4,976	13,254
Change (%)	7.0	7.7	3.5	5.8
Impact of:
Acquisitions (%)	1.1	0.1	0.8	0.8
Disposals (%)	-	-	(0.8)	(0.3)
Currency-related items, of which:	2.9	2.1	1.7	2.3
Exchange rates changes (%)	2.1	1.4	(3.4)	(0.2)
Extreme price growth in hyperinflationary markets (%)*	0.7	0.7	5.2	2.4

Underlying sales growth (%)	2.8	5.4	1.7	2.9
Price* (%)	0.7	2.1	1.9	1.5
Volume (%)	2.1	3.2	(0.2)	1.4

Nine Months	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2018	15,230	7,507	15,990	38,727
2019	16,273	8,095	14,957	39,325
Change (%)	6.8	7.8	(6.5)	1.5
Impact of:
Acquisitions (%)	0.8	0.2	0.6	0.6
Disposals (%)	-	-	(9.3)	(3.8)
Currency-related items, of which:	2.6	0.6	0.9	1.5
Exchange rates changes (%)	2.0	(0.2)	(1.7)	0.1
Extreme price growth in hyperinflationary markets (%)*	0.6	0.8	2.6	1.4

Underlying sales growth (%)	3.3	7.0	1.5	3.4
Price* (%)	1.5	4.0	1.7	2.1
Volume (%)	1.9	2.9	(0.1)	1.3

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, hyperinflation adjustment, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

SEGMENT INFORMATION – GEOGRAPHICAL AREA
(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2018	5,591	3,967	2,971	12,529
2019	6,068	4,198	2,988	13,254
Change (%)	8.5	5.8	0.6	5.8
Impact of:
Acquisitions (%)	-	1.2	1.8	0.8
Disposals (%)	(0.2)	(0.2)	(0.6)	(0.3)
Currency-related items, of which:	2.9	3.2	(0.3)	2.3
Exchange rates changes (%)	2.9	(4.2)	(0.3)	(0.2)
Extreme price growth in hyperinflationary markets (%)*	-	7.8	-	2.4

Underlying sales growth (%)	5.6	1.5	(0.3)	2.9
Price* (%)	2.5	1.8	(0.9)	1.5
Volume (%)	3.1	(0.2)	0.5	1.4

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2018	17,327	11,896	9,504	38,727
2019	18,263	12,284	8,778	39,325
Change (%)	5.4	3.3	(7.6)	1.5
Impact of:
Acquisitions (%)	-	0.8	1.5	0.6
Disposals (%)	(1.6)	(3.4)	(8.5)	(3.8)
Currency-related items, of which:	1.0	3.4	(0.1)	1.5
Exchange rate changes (%)	1.0	(1.1)	(0.1)	0.1
Extreme price growth in hyperinflationary markets (%)*	-	4.6	-	1.4

Underlying sales growth (%)	6.0	2.5	(0.5)	3.4
Price* (%)	3.0	2.6	(0.5)	2.1
Volume (%)	2.9	(0.1)	-	1.3

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measures, is useful to investors because it provides a basis for measuring our operating performance and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying Sales Growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on pages 5 and 6.

Prior to this quarter, USG was calculated on a different basis. See page 9 for more details.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on pages 5 and 6.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on pages 5 and 6.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +32 494 60 4906	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

TREATMENT OF HYPERINFLATIONARY ECONOMIES IN UNDERLYING SALES GROWTH

Prior to this quarter Underlying Sales Growth (USG) excluded all price growth from countries where the impact of consumer price inflation (CPI) rates had escalated to extreme levels. There were two countries where we had determined extreme levels of CPI existed. Price growth in Venezuela has been excluded from USG since Q4 2017 and price growth in Argentina has been excluded from USG since Q3 2018. This approach was adopted for Argentina in 2018 as it was considered that hyperinflationary conditions would only exist for a short while and thus all price movements would be related to hyperinflation.

Following a review during Q3 2019, we now consider that hyperinflationary conditions are likely to persist for some time and thus price growth will represent both hyperinflationary price growth plus normal pricing actions. As a result, our definition of USG has been updated to include price growth in Argentina and Venezuela, and in any other markets that become hyperinflationary in the future, up to a maximum of 26% per year (equivalent to approximately 2% per month compounded). Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The change is intended to ensure our reporting provides a more realistic representation of underlying performance. Price increases in hyperinflationary economies reflect normal pricing actions that relate to fluctuations in demand, changes in commodity and other operating costs and tactical steps to drive competitiveness, in addition to the exceptional pricing actions taken to respond to hyperinflationary conditions. The new USG definition aims to include these normal pricing actions but excludes the exceptional pricing actions that give rise to the extreme impact that results from hyperinflation.

The announcement of the change in our definition of USG, including restatements of USG and UPG, can be found at:
https://www.unilever.com/Images/treatment-of-hyperinflationary-countries-in-underlying-sales-growth--usg-_tcm244-539994_1_en.pdf

Also, as a consequence of this change, we are providing a breakdown of the impact of currency-related items on turnover. Whilst previously the devaluation of the currency and all price growth in hyperinflationary economies were grouped under “exchange rate” (now called “currency-related items”), we are now breaking this down between:
-
exchange rate changes (including the devaluation of hyperinflationary currencies); and
-
extreme price growth in hyperinflationary economies (i.e. price growth that is not included in underlying price growth).

The following page shows this breakdown of currency-related items for 2018 and 2019. The only restated numbers from previous reporting is that price growth in hyperinflationary economies up to 26% has been included in underlying price growth rather than currency-related items. Turnover is not impacted by this restatement.

IMPACT OF CHANGE IN USG DEFINITION AND BREAKDOWN OF CURRENCY-RELATED ITEMS

		CURRENCY RELATED ITEMS (PREVIOUSLY CALLED EXCHANGE RATE)					OF WHICH EXCHANGE RATE CHANGES					OF WHICH EXTREME PRICE GROWTH IN HYPERINFLATIONARY MARKETS*
		TOTAL UNILEVER	DIVISIONS			GEOGRA-PHICAL AREA	TOTAL UNILEVER	DIVISIONS			GEOGRA-PHICAL AREA	TOTAL UNILEVER	DIVISIONS			GEOGRA-PHICAL AREA
			Beauty & Personal Care	Foods & Refreshment	Home Care	The Americas		Beauty & Personal Care	Foods & Refreshment	Home Care	The Americas		Beauty & Personal Care	Foods & Refreshment	Home Care	The Americas
2018 (%)
2018 Q1	Previously reported	(9.8)	(11.2)	(8.0)	(10.4)	(14.0)
	Restated	(9.8)	(11.2)	(8.0)	(10.4)	(14.1)	(10.3)	(11.2)	(9.3)	(10.4)	(15.6)	0.6	-	1.4	-	1.8
2018 Q2	Previously reported	(8.2)	(9.1)	(6.8)	(9.7)	(11.7)
	Restated	(8.2)	(9.1)	(6.8)	(9.7)	(11.7)	(10.0)	(9.1)	(10.8)	(9.7)	(17.0)	2.0	-	4.5	-	6.4
2018 H1	Previously reported	(8.9)	(10.2)	(7.3)	(10.0)	(12.8)
	Restated	(8.9)	(10.2)	(7.3)	(10.0)	(12.8)	(10.1)	(10.2)	(10.1)	(10.0)	(16.3)	1.3	-	3.1	-	4.2
2018 Q3	Previously reported	(5.2)	(4.4)	(4.8)	(7.5)	(6.8)
	Restated	(5.7)	(4.9)	(5.2)	(8.3)	(8.4)	(21.6)	(5.0)	(37.8)	(8.5)	(43.8)	20.2	0.1	52.5	0.3	62.9
2018 Q4	Previously reported	(3.2)	(2.8)	(2.2)	(5.2)	(3.1)
	Restated	(3.7)	(3.3)	(2.6)	(6.0)	(4.7)	(53.8)	(6.7)	(76.3)	(7.1)	(77.6)	108.3	3.6	310.3	1.2	325.8
2018 FY	Previously reported	(6.7)	(7.0)	(5.6)	(8.3)	(9.4)
	Restated	(7.0)	(7.2)	(5.8)	(8.8)	(10.1)	(29.4)	(8.1)	(47.4)	(9.1)	(54.9)	31.7	1.0	79.1	0.4	99.3

2019 (%)
2019 Q1	Previously reported	0.7	2.0	0.3	(1.1)	2.3
	Restated	0.5	1.8	0.2	(1.4)	1.5	(0.3)	1.2	(0.9)	(2.2)	(1.0)	0.8	0.5	1.1	0.7	2.5
2019 Q2	Previously reported	1.3	2.5	0.8	0.2	3.8
	Restated	1.1	2.2	0.6	(0.3)	2.9	0.1	1.6	(1.0)	(1.1)	(0.4)	1.0	0.5	1.6	0.8	3.3
2019 H1	Previously reported	1.1	2.2	0.6	(0.4)	3.1
	Restated	0.8	2.0	0.4	(0.8)	2.2	(0.1)	1.4	(0.9)	1.1	(0.7)	0.9	0.5	1.3	(2.0)	2.9
2019 Q3		2.3	2.9	1.7	2.1	3.2	(0.2)	2.1	(3.4)	1.4	(4.2)	2.4	0.7	5.2	0.7	7.8

* Prior to Q3 2019, price growth in Argentina and Venezuela was excluded when calculating underlying price growth with an equal and opposite adjustment made in exchange rate impact. Argentina and Venezuela price growth adjustment is now shown separately as extreme price growth in hyperinflationary markets.

The impact of currency-related items is calculated by multiplying the impact of exchange rate changes and extreme price growth in hyperinflationary markets. Accordingly, the amounts shown for currency-related items are different to the sum of the individual components.